July 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Heather Clark Mr. Andrew Blume

Re:	AudioCodes Ltd.

Form 20-F for the Year Ended December 31, 2023

Form 6-K furnished May 7, 2024

File No. 000-30070

Ladies and Gentlemen:

We have set forth below the responses of AudioCodes Ltd. (the “Company”) to the comments contained in your supplemental response letter to Mr. Niran Baruch, Vice President Finance and Chief Financial Officer of the Company, dated as of July 12, 2024 (the “Staff Response Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), and the Company’s Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on May 7, 2024 (the “May Form 6-K”). For your convenience, we have repeated the Division of Corporation Finance’s (the “Staff”) comments from the Staff Response Letter below (in italics) before each of our responses.

Form 6-K furnished May 7, 2024

Exhibit 99.1, page 8

1.	We note your response to prior comment 3. While we acknowledge your initial non-GAAP adjustment related to the valuation allowance reversal, it is unclear why you include adjustments in subsequent periods related to "the realization of...Deferred Tax Assets." Please describe to us in further detail the nature of the adjustment and how you specifically calculate the amounts. Also tell us if the adjustments result in non-GAAP taxes commensurate with non-GAAP net income (loss). Please refer to the guidance discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment. With respect to the Staff’s request for further information regarding adjustments in subsequent periods related to “the realization of . . . Deferred Tax Assets.” The Company previously considered, and continues to assess, Rule 100(b) of Regulation G and the related Compliance and Disclosure Interpretations promulgated by the Staff (the “Non-GAAP Guidance”), when reflecting any non-GAAP adjustments in its financials and related disclosures. In particular, the decision to reflect a non-GAAP adjustment, which derived principally from the Company’s realization of its net operating losses, was based on the Company’s good faith determination that such adjustment was consistent with the Non-GAAP Guidance and, in particular, that “a non-GAAP measure [may] be misleading if it is presented inconsistently between periods” (see Non-GAAP Guidance, at Question no. 100.02). Q1 2024 deferred tax non-GAAP adjustments (approximately $470,000) derived mainly from the tax expenses recognized due to the realization of the Company’s net operating losses deferred tax assets (approximately $410,000) as well as from changes in the Company’s deferred tax assets with respect to temporary differences that were realized (approximately $60,000). In Q1 2024, the Company did not adjust the tax expenses for the tax impact of the Company’s non-GAAP lease adjustments, amortization expenses and exchange rate differences (such tax amount is approximately $58,000). The Company previously adjusted the deferred tax assets in good faith in an attempt to be consistent with the initial non-GAAP adjustments the Company made when it first released its valuation allowance in the past. The Company appreciates the Staff’s response and will, on a go-forward basis, not reflect the non-GAAP adjustment for tax expenses recognized due to the realization of the Company’s deferred tax assets relating to net operating losses and temporary differences in future periods. In addition, the Company will adjust the tax impact of the non-GAAP adjustments, as applicable.

Form 20-F for the Year Ended December 31, 2023

Liquidity and Capital Resources, page 63

2.	We note your proposed cash flow disclosures in response to prior comment 1 still largely appear to be a recitation of changes evident from the financial statements. As previously requested, please explain in sufficient detail the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your revised disclosures materially satisfy the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

The Company respectfully acknowledges the Staff’s comment in the Staff Response Letter with respect to the Staff’s request for more informative and detailed discussion and analysis of cash flows arising from the Company’s operations, investments, and financing activities, including the underlying reasons and implications of material changes between periods. The Company has further revised and supplemented the pertinent disclosure from the 2023 Form 20-F below (in bolded and underlined text) to acknowledge and reflect the Staff’s comment. The Company will continue to enhance its disclosure in future Form 20-F filings, beginning with the Company’s annual report for the year ended December 31, 2024, as appropriate, to provide additional discussion of cash flows from operating, investing, and financing activities, including with respect to material changes between periods and additional discussion of the underlying reasons and implications underlying such change(s), in each case in order to align with and satisfy the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A:

B.       LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

Our cash requirements have principally been for working capital and capital expenditures. Historically, we have financed our working capital requirements, primarily from sales of our products and services.

We plan to continue to finance our working capital in the future primarily through sales of our products and services. Our future capital requirements will depend on many factors, including our growth rate, continuing market acceptance of our products and services, customer retention, our ability to gain new customers, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities and personnel, the introduction of new and enhanced offerings, and the impact of changes to the global economy, among other factors.

As of December 31, 2023, we had $106.7 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term financial investments and bank deposits, a decrease of $17.6 million from $124.3 million as of December 31, 2022. As compared to the year ended December 31, 2022, the overall decrease in our cash and cash equivalents, short-term and long-term marketable securities, and short-term financial investments and bank deposits, was principally driven by repurchases of our ordinary shares in the amount of $18.3 million, cash dividends paid in the aggregate amount of $11.4 million, and purchases of property and equipment in the amount of $6.0 million, which was offset by changes in other comprehensive income related to marketable securities in the amount of $2.6 million and cash generated by operating activities in the amount of $14.9 million.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchase commitments. For additional information on the foregoing lease commitments and purchase commitments, see Note 9 and Note 10a to our Consolidated Financial Statements included elsewhere in this Annual Report.

Operating Activities

Our operating activities are driven by sales of our products and services, less costs and expenses, primarily payroll and related expenses, and adjusted for certain non-cash items, mainly depreciation and amortization, stock-based compensation, amortization of deferred commissions, non-cash operating lease costs, amortization of debt discount and issuance costs and amortization of premium and accretion of discount on marketable securities, and changes in operating assets and liabilities.

Our operating activities provided cash in the amount of $14.9 million in the year ended December 31, 2023, as compared to the amount of $8.3 million in the year ended December 31, 2022.

The changes to cash provided by operating activities in the year ended December 31, 2023, as compared to the year ended December 31, 2022, were principally the result of (i) the period over period change in trade receivables, which decreased by $1.6 million in the year ended December 31, 2023, as compared to an increase of $20.6 million in the year ended December 31, 2022, which was the result of more effective collections in the year ended December 31, 2023, and (ii) the period over period change in the amount of inventory, which increased by $7.8 million in the year ended December 31, 2023 as compared to $12.6 million in the year ended December 31, 2022, which was the result of less inventory purchases undertaken by us due to an easing in supply chain conditions during the year ended December 31, 2023, which was offset by (x) the period over period change in trade payables which decrease overall in the amount of $3.8 million in the year ended December 31, 2023, as compared to an increase of $3.5 million in the year ended December 31, 2022, due to less inventory purchases in the year ended December 31, 2023 (as explained above in this paragraph), and (y) net income in the amount of $8.8 million for the year ended December 31, 2023, as compared to $28.5 million in the year ended December 31, 2022, due in large part to the factors listed in “Operating Activities” above. There were no changes to our overall strategy with respect to our customer collections, vendor payments and inventory management for the periods discussed. Our collections are dependent on the magnitude of our revenues and the payment terms we grant to our customers from time to time. Our purchase of inventory is dependent on our expected revenue volume and overall product mix. In accordance with Company’s overall strategy, where our service revenue increases, our inventory purchases will generally decrease. In addition, our inventory purchases are generally dependent upon global supply and demand trends with respect to the components we need for our products.

Investing Activities

Our investing activities consist primarily of capital expenditures to purchase property and equipment, including leasehold improvements, purchase and sale of deposits and changes in our marketable securities. In the future, we expect to continue to incur capital expenditures to support our expanding operations.

In the year ended December 31, 2023, our investment activities provided cash in the amount of $20.0 million, as compared to the cash used by investing activities in the amount of $19.7 million in the year ended December 31, 2022. The amounts provided by investment activities in the year ended December 31, 2023 were primarily as a result of proceeds of $14.1 million derived from the redemption of financial investments, proceeds of $6.9 million from the sale and redemption of marketable securities, and proceeds of $5.0 million derived from short-term and restricted bank deposits, which was offset by a $6.0 million purchase of property and equipment.

More specifically, the changes to cash provided by our investing activities in the year ended December 31, 2023, as compared to the year ended December 31, 2022, were principally the result of redemption of financial investments, offset by an increase of purchase of property and equipment related to the transition to our new headquarters.

Financing Activities

In the year ended December 31, 2023, we used $28.9 million of cash in financing activities, as compared to $48.6 million in the year ended December 31, 2022, primarily as a result of $18.3 million used to repurchase our shares and $11.4 million used to pay cash dividends to our shareholders, partially offset by $0.8 million of proceeds from the issuance of shares upon exercise of stock options (which stock options were exercised in the ordinary course by our option holders).

More specifically, the changes to cash used in our financing activities in the year ended December 31, 2023, as compared to the year ended December 31, 2022, was principally the result of notably lower repurchases of our ordinary shares in terms of overall cash spent. While we had lower repurchases of our ordinary shares during the year ended December 31, 2023, as compared to the year ended December 31, 2022, such amount was due to a lower overall share price in the subsequent period as opposed to changes to our overall strategy with respect to our repurchase program. The timing and actual number of our ordinary shares that will ultimately be repurchased continues to depend on a variety of factors, including price, available liquidity, corporate and regulatory requirements, market conditions and alternative investment opportunities.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at +972-3-976-4000, or Jared Kaplan at (312) 964-7754 or Neil Gold of Norton Rose Fulbright US LLP at (212) 318-3022.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Niran Baruch
Niran Baruch
Vice President Finance
and Chief Financial Officer

cc:	Itamar Rosen, Adv., AudioCodes Ltd.

Jared Kaplan, Esq., Norton Rose Fulbright US LLP

Neil Gold, Esq., Norton Rose Fulbright US LLP